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                                                                       Exhibit 3

                              [CANWEST GLOBAL LOGO]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
November 18, 2004


                        CANWEST COMPLETES EXCHANGE OFFER
                     FOR HOLLINGER PARTICIPATION TRUST NOTES
                Hollinger PIK Notes effectively refinanced at 101

Winnipeg, Manitoba -- CanWest Media Inc. ("CanWest"), a wholly-owned subsidiary of CanWest Global Communications Corp., today announced the successful completion of its affiliate's previously announced exchange offer in respect of 12 1/8% Senior Notes due 2010 issued by the Hollinger Participation Trust. The overall net effect of the transactions was to refinance 12 1/8% Fixed Rate Subordinated Debentures due 2010 ("Old Notes"), which had an aggregate outstanding principal amount together with accrued interest of C$903.6 million, with C$908.1 million (US$761.1 million) of 8% Senior Subordinated Notes due 2012 ("New Notes"). Effectively the Old Notes were replaced with New Notes at an approximate 1% premium to the carrying value of the Old Notes.

Trust notes in the aggregate principal amount of US$509.1 million were acquired in the exchange, representing substantially all of the outstanding trust notes. An aggregate principal amount of US$631.1 million of New Notes were issued as consideration to those tendering in the exchange offer. Additional New Notes in the aggregate principal amount of US$130.0 million were issued in a concurrent cash offer that closed simultaneously with the exchange offer at a price of 104% of par value.

The New Notes were initially issued by CanWest's holding company parent, 3815668 Canada Inc. Immediately following the issuance, CanWest and 3815668 Canada Inc. amalgamated to form a new company also named CanWest Media Inc. As a result, the New Notes are now obligations of the amalgamated CanWest Media Inc., and rank equally in right of payment with CanWest's existing and future senior subordinated unsecured notes.

Following acquisition of the trust notes, the Hollinger Participation Trust was wound up, resulting in the retirement of the Old Notes of 3815668 Canada Inc. that had been held by the trust in an aggregate principal amount of C$785.2 million. The remaining outstanding Old Notes, in the aggregate principal amount of C$86.7 million, were acquired from their holders for cash. All of the Old Notes have now been retired. CanWest's affiliates made direct and indirect cash payments of US$133.6 million in connection with the winding up of the trust and the acquisition of the remaining Old Notes (funded by the concurrent cash offer of New Notes).

"From a CanWest perspective, this was a very successful transaction," said John Maguire CanWest's Chief Financial Officer. "CanWest was able to achieve an attractive refinancing of its most expensive debt at an extremely modest net overall premium," he added. CanWest has fixed the Canadian-dollar equivalent of substantially all of the principal amount of the New Notes through hedging arrangements.
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Citigroup Global Markets Inc. was the dealer manager for the exchange offer and the initial purchaser in the concurrent cash offer.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com ) is an international media company, and also Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

THIS NEWS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. CANWEST DOES NOT INTEND TO REGISTER ANY SUCH SECURITIES IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION.

                                     - 30 -

For further information:

Geoffrey Elliot                         or         John Maguire
Vice President, Corporate Affairs                  Chief Financial Officer
Tel:  (204) 956-2025                               Tel:  (204) 956-2025
Fax:  (204) 947-9841                               Fax:  (204) 947-9841
gelliot@canwest.com                                jmaguire@canwest.com


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